UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: July 17, 2015

DATE OF EARLIEST EVENT REPORTED: July 15, 2015

001-35922

(Commission file number)

PEDEVCO CORP.

(Exact name of registrant as specified in its charter)

Texas	22-3755993
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

4125 Blackhawk Plaza Circle, Suite 201

Danville, California 94506

(Address of principal executive offices)

(855) 733-2685

(Issuer’s telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[X]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On July 15, 2015, PEDEVCO Corp. (the “Company”, “PEDEVCO”, “we” and “us”) entered into an Amendment No. 1 to Agreement and Plan of Reorganization (the “Amendment”) with PEDEVCO Acquisition Subsidiary, Inc., a newly formed wholly-owned subsidiary of the Company (“Exchange Sub”), Dome Energy AB (“Dome AB”), and Dome Energy, Inc. a wholly-owned subsidiary of Dome AB (“Dome US”, and collectively with Dome AB, “Dome Energy”). In order to provide Dome Energy additional time to prepare and deliver necessary disclosure schedules and audited financial statements, the parties entered into the Amendment, which (i) extended the deadline from July 15, 2015 to August 17, 2015, for delivery of copies of the parties’ disclosure schedules and Dome US’s audited financial statements as contemplated by the Agreement and Plan of Reorganization entered into by and among the Company, Exchange Sub, Dome AB and Dome US on May 21, 2015 (the “Reorganization Agreement”), and (ii) extended the deadline from July 4, 2015 to July 15, 2015 for delivery of copies of Dome Energy’s material contracts as required by the Reorganization Agreement.

The Reorganization Agreement is disclosed in greater detail in a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 26, 2015.

The Company and Dome Energy continue to move forward with the transactions contemplated by the Reorganization Agreement, as amended, including the preparation of a registration statement containing a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”), provided that because the closing of the transactions contemplated by the Reorganization Agreement is subject to various closing conditions, described in greater detail in the May 26, 2015, Form 8-K, no assurance can be made that the transactions contemplated by the Reorganization Agreement, as amended, will be completed.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the Amendment, which is filed herewith as Exhibit 2.1 and incorporated by reference herein.

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

Effective July 15, 2015, the Board of Directors of the Company increased the number of members of the Board of Directors to four, pursuant to the power provided to the Board of Directors in the Company’s Bylaws, and appointed David Z. Steinberg as a member of the Board of Directors to fill the newly created vacancy, also pursuant to the power provided to the Board of Directors in the Company’s Bylaws. At the time of appointment, the Board of Directors made the affirmative determination that Mr. Steinberg was ‘independent’ pursuant to applicable NYSE MKT and Securities and Exchange Commission rules and regulations. Mr. Steinberg serves as one of the appointed representatives on the Company’s Board of Directors designated by the holders of the Company’s Series A Convertible Preferred Stock (as described in greater detail below). Mr. Steinberg has not been appointed to any committees of the Board of Directors to date and it is not anticipated that Mr. Steinberg will be appointed to any committees.

David Z. Steinberg

Mr. Steinberg, age 33, joined Platinum Management (NY) LLC (“PM LLC”), a New York based investment management firm, in May 2009, and currently serves as a portfolio manager at PM LLC and heads its structured products credit group. Mr. Steinberg received his Masters of Business Administration degree, with a concentration in finance, cum laude, from The New York Institute of Technology in 2009.

Related party transactions:

PM LLC is an advisor to the entity which owns RJ Credit LLC (“RJC”), who has loaned the Company approximately $5.9 million to date in principal in connection with the Company’s March 2014 senior note funding. In connection with the March 2014 funding we also have the right, from time to time, subject to the terms and conditions of the Note Purchase Agreement relating to the March 2014 senior funding, to request additional loans from RJC, of up to an additional $13.5 million in funding. The terms of the March 2014 funding and the conditions relating to our ability to borrow additional funds under the Note Purchase Agreement, are described in greater detail in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2014.

PM LLC is also an advisor to the entity that owns Golden Globe Energy (US), LLC (“GGE”), a greater than 5% stockholder of the Company. On February 23, 2015, our wholly-owned subsidiary, Red Hawk Petroleum, LLC, completed the acquisition of approximately 12,977 net acres of oil and gas properties and interests in 53 gross wells located in the Denver-Julesburg Basin, Colorado (the “Acquired Assets”) from GGE. As consideration for the acquisition of the Acquired Assets, the Company (i) issued to GGE 3,375,000 restricted shares of the Company’s common stock (representing approximately 9.9% of our then outstanding shares of common stock) and 66,625 restricted shares of the Company’s newly-designated Amended and Restated Series A Convertible Preferred Stock (the “Series A Preferred”), (ii) assumed approximately $8.35 million of subordinated notes payable from GGE to RJC, and (iii) provided GGE with a one-year option to acquire the Company’s interest in its Kazakhstan opportunity for $100,000 payable upon exercise of the option pursuant to a Call Option Agreement. The Series A Preferred shares (a) have a liquidation preference senior to all of the Company’s common stock equal to $400 per share; (b) accrue a dividend, payable annually, of 10% of the liquidation preference; (c) have voting rights on all matters, with each share having 1 vote; and (d) have a conversion feature at GGE’s option, which must be approved by a majority of the shareholders’ of the Company which will allow the Series A Preferred shares to be converted into shares of the Company’s common stock on a 1,000:1 basis. The Series A Preferred shares terms are modified automatically at such time as we receive shareholder approval for the issuance of the shares (i.e., the dividend ceases accruing and all accrued and unpaid dividends are forgiven and the liquidation preference drops to $0.001 per share). Additionally, the Series A Preferred includes various redemption and other rights described in more detail in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2015.

GGE, as the sole holder of our Series A Preferred, has the right to appoint two designees to the Company’s Board of Directors for as long as GGE continues to hold 15,000 shares of Series A Preferred designated as “Tranche One Shares” under the Company’s Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations, and Relative Rights of its Series A Convertible Preferred Stock. Mr. Steinberg is one of the Series A Preferred’s designees to the Board of Directors in connection with such right, provided that GGE has decided not to designate any further members of the Board of Directors at this time.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit No.	Description

2.1*	Amendment No. 1 to Agreement and Plan of Reorganization dated as of July 15, 2015, by and among PEDEVCO Corp., PEDEVCO Acquisition Subsidiary, Inc., Dome Energy, Inc. and Dome Energy AB.

*Filed herewith.

Important Information

In connection with the proposed business combination between PEDEVCO Corp. (“PEDEVCO”) and Dome Energy, Inc., a wholly-owned subsidiary of DOME Energy AB (“Dome Energy”), PEDEVCO currently intends to file a registration statement containing a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PEDEVCO may file with the SEC in connection with the proposed transaction. Prospective investors are urged to read the registration statement and the proxy statement/prospectus, when filed as it will contain important information. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PEDEVCO and Dome Energy (as applicable). Prospective investors may obtain free copies of the registration statement and the proxy statement/prospectus, when filed, as well as other filings containing information about PEDEVCO, without charge, at the SEC’s website (www.sec.gov). Copies of PEDEVCO’s SEC filings may also be obtained from PEDEVCO without charge at PEDEVCO’s website (www.pacificenergydevelopment.com) or by directing a request to PEDEVCO at (855) 733-3826. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Participants in Solicitation

PEDEVCO and its directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding PEDEVCO’s directors and executive officers is available in PEDEVCO’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 31, 2015 and PEDEVCO Corp.’s definitive proxy statement on Schedule 14A, filed with the SEC on May 16, 2014. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement/prospectus to be filed with the SEC by PEDEVCO and Dome Energy in connection with the proposed combination transaction and in other relevant documents filed by PEDEVCO with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PEDEVCO and Dome Energy are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PEDEVCO and Dome Energy, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PEDEVCO’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

●	termination of the proposed combination by either party subject to the terms of the Agreement and Plan of Reorganization;

●	failure to obtain the approval of the shareholders of PEDEVCO or Dome in connection with the proposed transaction;

●	the failure to consummate or delay in consummating the proposed transaction for other reasons;

●	the timing to consummate the proposed transaction;

●	the risk that a condition to closing of the proposed transaction may not be satisfied;

●	the risk that PEDEVCO will be required to pay a $1 million termination fee;

●	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

●	PEDEVCO’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

●	the ability of PEDEVCO to effectively integrate Dome’s operations; and

●	the diversion of management time on transaction-related issues.

PEDEVCO’s forward-looking statements are based on assumptions that PEDEVCO believes to be reasonable but that may not prove to be accurate. PEDEVCO cannot guarantee future results, level of activity, performance or achievements. Moreover, PEDEVCO does not assume responsibility for the accuracy and completeness of any of these forward-looking statements. PEDEVCO assumes no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PEDEVCO CORP.

Date: July 17, 2015	By:	/s/ Frank C. Ingriselli
Frank C. Ingriselli
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Amendment No. 1 to Agreement and Plan of Reorganization dated as of July 15, 2015, by and among PEDEVCO Corp., PEDEVCO Acquisition Subsidiary, Inc., Dome Energy, Inc. and Dome Energy AB.

*Filed herewith.